As filed with the Securities and Exchange Commission on March 27, 2003.
Registration No. 333-                    .
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM S-2

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

METROPOLITAN MORTGAGE & SECURITIES CO., INC.

(Exact Name of Registrant as Specified in its Charter)

Washington	601 West First Avenue	91-0609840
(State or other jurisdiction of incorporation or organization)	Spokane, Washington 99201-5015 (509) 838-3111	(I.R.S. Employer Identification No.)
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

C. Paul Sandifur, Jr., President

Metropolitan Mortgage & Securities Co., Inc.
601 West First Avenue
Spokane, Washington 99201-5015
(509) 838-3111
(Name, address, including zip code, and telephone number, including area code, of agent for service)

With copies to:

Robert J. Ahrenholz, Esq.
Michael J. Zieg, Esq.
Kutak Rock LLP
1801 California Street, Suite 3100
Denver, Colorado 80202
(303) 297-2400

      Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.

      If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, check the following box.     ☒

      If the registrant elects to deliver its latest annual report to security holders, or a complete and legible facsimile thereof, pursuant to Item 11(a)(1) of this Form, check the following box.     ☒

      If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.     ☐

      If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.     ☐

      If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.     ☐

      If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box.     ☐

CALCULATION OF REGISTRATION FEE

Title of each class		Proposed maximum	Proposed maximum
of securities to be	Amount to be	offering price	aggregate	Amount of
registered	registered	per unit	offering price(1)(2)	registration fee(3)

Investment Debentures, Series III and III-A	$150,000,000	—	$150,000,000	$12,135

(1)	Estimated solely for the purpose of computing the registration fee pursuant to Rule 457(a).

(2)	Includes $50,000,000 of investment debentures that remain unsold and are being carried forward from Registration Statement No. 333-85858 pursuant to Rule 429 of the Securities Act of 1933, for which a filing fee of $4,045 was previously paid.

(3)	A filing fee of $4,045 was previously paid for the $50,000,000 of investment debentures carried forward from Registration Statement No. 333-85858 pursuant to Rule 429.

      The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until this Registration Statement shall become effective on such date as the Commission acting pursuant to said Section 8(a) may determine.

Information contained herein is subject to completion or amendment. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This Prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any State in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such State.

Subject to completion dated March 27, 2003

PROSPECTUS
Up to $150,000,000 Investment Debentures, Series III and Series III-A

We are offering investment debentures with the following terms:

•	The debentures are unsecured debt instruments, senior only to our outstanding equity securities.

•	The debentures rank equally with our unsecured debt and are subordinate to all of our secured debt.

Minimum Investment	Term to Maturity	Annual Interest Rate

$100	120 Months	8.375%
$100	96 to 119 Months	8.250%
$100	72 to 95 Months	8.125%
$100	60 to 71 Months	8.000%
$100	48 to 59 Months	7.000%
$100	36 to 47 Months	6.750%
$100	24 to 35 Months	6.500%
$100	12 to 23 Months	5.750%
$250,000	120 Months	8.750%
$250,000	60 to 119 Months	8.500%
	Installment Payment Option
$2,000	60 to 120 Months	6.500%
	Discount Debenture Option	Annual Rate of Accretion
$1,000	36 to 47 Months	7.000%
$1,000	48 to 59 Months	7.250%
$1,000	60 to 119 Months	8.250%
$1,000	120 Months	8.625%

	Specified Maturity Option

Minimum Investment(1)	Maturity Date	Annual Interest Rate
$1,000	March 15, 2004	5.250%
$1,000	March 15, 2005	6.500%
$1,000	March 15, 2006	6.750%
$1,000	March 15, 2007	7.000%
$1,000	March 15, 2008	8.000%
$1,000	March 15, 2009	8.125%

(1)	Plus accrued interest.

	Per Debenture	Total if all Debentures are Sold

Public offering price	100%	$150,000,000
Sales commissions	0 to 6%	None-$9,000,000
Maximum proceeds to Metropolitan (before expenses)	94 to 100%	$141,000,000-$150,000,000

Proceeds of this offering may be used to pay principal and interest on our outstanding debt securities or to pay preferred stock dividends.

This investment involves a significant degree of risk. In addition to the following factors, you should consider carefully the risk factors beginning on page 10 in this prospectus.

•	Currently there is no trading market for the debentures and you should not expect one to be established in the future.

•	We are offering the debentures on a continuous, best efforts basis, and there is no minimum amount of debentures that must be sold before we use the proceeds or terminate the offering.

•	The debentures are not deposits or savings accounts and are not insured by the FDIC or any government agency.

•	The proceeds from sales of debentures will be paid to us promptly following each sale and will not be placed in an escrow account.

•	You may not purchase debentures under this prospectus after April 30, 2004.

      Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of the prospectus. Any representation to the contrary is a criminal offense.

METROPOLITAN INVESTMENT SECURITIES, INC.

The date of this prospectus is                     , 2003.

PROSPECTUS SUMMARY
RISK FACTORS
FORWARD-LOOKING STATEMENTS
USE OF PROCEEDS
DESCRIPTION OF DEBENTURES
MATERIAL FEDERAL INCOME TAX CONSIDERATIONS
PLAN OF DISTRIBUTION
LEGAL MATTERS
EXPERTS
AVAILABLE INFORMATION
INCORPORATION OF DOCUMENTS BY REFERENCE
SIGNATURES
INDEX TO EXHIBITS
EX-1.2 Form of Agreement
EX-1.3 Form of Pricing Recommendation Letter
EX-5.1 Opinion/Consent of Kutak Rock LLP
Computation of Ratio of Earnings to Fixed Charges
EX-23.1 Consent of Ernst & Young LLP
EX-23.2 Consent of PricewaterhouseCoopers LLP

PROSPECTUS SUMMARY	3
RISK FACTORS	10
FORWARD-LOOKING STATEMENTS	15
USE OF PROCEEDS	16
DESCRIPTION OF DEBENTURES	16
MATERIAL FEDERAL INCOME TAX CONSIDERATIONS	22
PLAN OF DISTRIBUTION	25
LEGAL MATTERS	26
EXPERTS	27
AVAILABLE INFORMATION	27
INCORPORATION OF DOCUMENTS BY REFERENCE	27

      You should only rely on the information contained in this prospectus. We have not, and the sales agents have not, authorized any person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the sales agents are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus is accurate as of the date on the front cover of this prospectus only. Our business, financial condition, results of operations and prospects may have changed since that date.

PROSPECTUS SUMMARY

      This summary highlights information contained in this prospectus. Because it is only a summary, it does not contain all of the information that you should consider before investing in the debentures. You should read both this prospectus and the attached Annual Report on Form 10-K of Metropolitan for the fiscal year ended September 30, 2002, and the attached Quarterly Report on Form 10-Q of Metropolitan for the fiscal quarter ended December 31, 2002, carefully before you make your investment decision.

The Metropolitan Consolidated Group of Companies

General

      Metropolitan was incorporated in the State of Washington in January 1953. Our principal executive offices are located at 601 West First Avenue, Spokane, Washington 99201-5015. Our mailing address is P.O. Box 2162, Spokane, Washington 99210-2162 and our telephone number is (509) 838-3111. In this prospectus, the term “Metropolitan” refers solely to the parent company, Metropolitan Mortgage & Securities Co., Inc., while the terms “we,” “us” and “our” refer collectively to Metropolitan and its subsidiaries.

      Metropolitan’s controlling shareholder is C. Paul Sandifur, Jr. Mr. Sandifur directly owns approximately 74% of Metropolitan’s common stock. The remainder of Metropolitan’s common stock is held by a trust in which Mr. Sandifur is a beneficiary and holds the power to vote the shares. As a result of Mr. Sandifur’s common control, we have several other affiliates, including Summit Securities, Inc., Old Standard Life Insurance Company and Old West Annuity & Life Insurance Company, which we refer to as Summit, Old Standard and Old West, respectively. Collectively, these affiliated companies are referred to as “affiliated companies.” The charts beginning on the next page depict the relationship of some of the significant companies in the Metropolitan consolidated group, as well as some of the affiliated companies that are not subsidiaries of Metropolitan.

Business

      We are engaged in a nationwide business of acquiring, holding and selling receivables. These receivables include commercial real estate loans that are secured by first position liens and residential real estate. We also invest in receivables consisting of real estate contracts and promissory notes secured by second and lower position liens, structured settlements, annuities, lottery prizes and other investments. Currently, we are focusing our receivable investing activities on loans secured by commercial real estate. The commercial loans we originate are typically secured by various commercial real estate properties, including multi-family properties. In addition to receivables, we invest in investment securities, including U.S. Treasury obligations, corporate bonds and other securities, and in other assets.

      Our capital to invest in these receivables comes from several sources. We use funds generated from the issuance of annuity and life products, the issuance of debt and equity securities and a secured line of credit.

      We also own various properties acquired through repossession and other sources. These properties are held for sale and/or development.

Conflicts of Interest

      We both provide services to and receive services from our affiliated companies, and engage in business transactions with those companies. As a result of these relationships, conflicts of interests may arise between us and our affiliated companies, including conflicts relating to the allocation of investments and other business opportunities among the Metropolitan and Summit consolidated groups of companies. When allocating investment opportunities among us and our affiliated companies, we consider several factors including each company’s availability of cash, regulatory constraints related to the particular investment, the size of the investment relative to each company’s asset size and other diversification and asset/liability management issues. Although we attempt to maximize the profitability of each company, the actual allocation of investments may at times be subject to our discretion and our actual allocation may not prove to be in our best interests.

Organizational Chart

      Metropolitan Mortgage & Securities Co., Inc.: Parent organization; invests in receivables and other investments, including real estate development, which are principally funded by proceeds from receivable investments, other investments and securities offerings. Metropolitan is beneficially owned by C. Paul Sandifur, Jr. and is an affiliate of Summit. Mr. Sandifur directly owns approximately 74% of Metropolitan’s common stock. The remainder of Metropolitan’s common stock is held by a trust in which Mr. Sandifur is a beneficiary and holds the power to vote the shares.

      Consumers Group Holding Co., Inc.: A holding company, with its sole business activity currently being that of a shareholder of Consumers Insurance Company.

      Consumers Insurance Company: An inactive property and casualty insurer.

      Western United Holding Company: Western Holding is a holding company, with its sole business activity currently being a shareholder of Western Life.

      Western United Life Assurance Company: Our largest active subsidiary. Western Life is the only operating subsidiary of Western Holding. Western Life is engaged primarily in the sale of annuity contracts and investing in receivables. Western Life is licensed to sell insurance in 16 states, but its sales are primarily concentrated in the western half of the United States.

      Metwest Mortgage Services, Inc.: Metwest primarily performs collection and servicing functions for us, its other affiliates and others. It is a Federal Housing Administration and U.S. Department of Housing and Urban Development licensed servicer and lender and is licensed as a Federal National Mortgage Association seller/servicer.

      The chart below lists the principal operating subsidiaries of Summit Securities, Inc., one of our affiliates.

      National Summit Corp.: The parent company of Summit; inactive except as owner of Summit Securities, Inc. It is wholly owned by C. Paul Sandifur, Jr., who is also president and controlling shareholder of Metropolitan.

      Summit Securities, Inc.: Invests in receivables and other investments that are principally funded by proceeds from receivable investments, other investments and securities offerings.

      Metropolitan Investment Securities, Inc. (“MIS”): MIS is a broker-dealer that is in the business of marketing securities that are offered by Summit, Metropolitan and Western Holding, mutual funds and general securities. MIS is the lead selling agent for this offering.

      Summit Property Development, Inc.: Provides real estate development services to others; principally to us and our subsidiaries.

      Summit Group Holding Company: Inactive except as the owner of Old Standard Life Insurance Company.

      Old Standard Life Insurance Company: Engaged primarily in the sale of annuity contracts and origination of commercial loans for us and our affiliated companies. Old Standard is licensed to sell insurance products in eight states, but its sales are primarily concentrated in the states of Idaho and Oregon.

      Old West Annuity & Life Insurance Company: Engaged primarily in the sale of annuity contracts. Old West is licensed to sell insurance in seven states, but its sales are primarily concentrated in the states of Arizona, California, Idaho, Utah and Texas.

Summary of the Debenture Offering

Debentures offered	We are offering up to $150,000,000 in principal amount at maturity of investment debentures, series III and III-A. The debentures will be issued at the minimum investment amounts, terms and rates listed on the cover page of this prospectus. There is no minimum amount of debentures that must be sold before we use the proceeds or terminate the offering. The discount debentures will be issued as series III-A debentures. All other debentures offered under this prospectus will be issued as series III debentures. Debentures will be issued in book-entry form only. This means that you will not receive a physical certificate evidencing your investment. When you purchase debentures from us, the trustee or other transfer agent for the debentures will make an electronic entry on their books and records evidencing your investment.

We may sell specified maturity debentures at a discount to or at a premium to their face amount due at maturity. If we sell specified maturity debentures at a price other than their face amount due at maturity, we will provide you a pricing supplement disclosing your actual purchase price. Specified maturity debentures will be sold with accrued interest from the last interest payment date through the day immediately before the date of purchase.

On April 29, 2002 we commenced a $150,000,000 offering of our debentures, series III and series III-A. This offering includes $50,000,000 of debentures that remain unsold from the previous offering and an additional $100,000,000 of new debentures, for a total of $150,000,000.

Ranking	The debentures are unsecured debt instruments of Metropolitan that rank equally with our outstanding notes and series I and series II debentures. At December 31, 2002, we had outstanding approximately $310.2 million, including principal and compounded and accrued interest, of investment debentures series III, approximately $31.4 million, including principal and compounded and accrued interest, of investment debentures series I and II, $25.0 million of notes, and approximately $10.4 million of other payables that all rank equally with the debentures, and approximately $172.2 million, including principal and accrued interest, of secured debt and similar obligations, excluding insurance subsidiary reserves, ranking senior to the debentures.

Discount debentures	You have the option to purchase debentures at a discount to the principal amount due at maturity, known as discount debentures. There will be no principal or interest payments on the discount debentures until they mature. We may also sell specified maturity debentures at a discount to their face amount. For a discussion of the special tax consequences involved with purchasing discount debentures or specified maturity debentures, see the section entitled “MATERIAL FEDERAL INCOME TAX CONSIDERATIONS—Original Issue Discount on the Discount Debentures” in this prospectus.

Principal and interest payments	You may elect one of four options to receive principal and interest payments on the debentures: (1) to receive interest monthly, quarterly or semi-annually without compounding, or annual payments of interest that are compounded semiannually, (2) to leave the interest with Metropolitan until maturity and it will compound semi-annually, (3) for the debentures purchased under the installment option, equal monthly installments of principal and interest in accordance with an amortization schedule that you select, or (4) for the discount debentures, to forgo regular interest payments and purchase the debenture at a discount to the principal amount due at maturity, and receive the full principal amount at maturity. We may change the minimum investment amounts, terms and interest or accretion rates on unissued debentures offered in this prospectus from time to time by supplementing this prospectus. The terms of debentures issued prior to the date of any change will not be affected by the change.

Use of proceeds	We will use the proceeds from the sales of this debenture offering primarily to invest in our subsidiaries to enable them to invest in receivables. As a secondary use, we may also use the proceeds to fund other investments, including new business ventures or to acquire other companies. We have not allocated any specific amounts among these different uses. We may also use the proceeds to pay principal and/or interest on previously issued debentures or debentures we issue in the future, pay preferred stock dividends and for general corporate purposes. Therefore, it is possible that we may use the proceeds from this offering to pay our current obligations rather than to make new investments.

Other offerings	We currently have an ongoing offering of up to $150,000,000 of our variable rate cumulative preferred stock, series E-7. The debentures rank senior to the preferred stock. However, if we sell all or a significant amount of the preferred stock, we will be required to make dividend payments on that stock which will increase our fixed cash obligations.

Risk factors	Purchasing the investment debentures involves risks. You should review the risks described in this prospectus and those described in our attached Annual Report on Form 10-K before you invest in the debentures. See “RISK FACTORS” for a discussion of the risks associated with investing in the debentures.

Capitalization

(Unaudited)

      The following table shows the capitalization of the consolidated group at December 31, 2002.

Amount
Class	Outstanding

Debt Payable:
Note payable to Federal Home Loan Bank of Seattle, interest rates ranging from 1.60% to 7.48% with maturity dates ranging from May 2003 to March 2015; collateralized by approximately $206.4 million of various pledged securities	$148,000,000
Note payable to Old Standard Life Insurance Company; interest at 10.50% per annum; due December 27, 2032 collateralized by commercial land located in Pasco, Washington	7,478,925
Note payable to Old West Annuity & Life Insurance Company, an affiliate, interest at 10.50% per annum; due December 31, 2005, collateralized by commercial land located in Hawaii	3,800,000
Note payable to IDS Life Insurance Company, interest at 7.04% per annum; due August 1, 2019; collateralized by Metropolitan Financial Center located in Spokane, Washington	11,319,954
Real estate contracts and mortgage notes payable, interest rates ranging from 5% to 11.6% per annum, due through 2026; collateralized by senior liens on certain of the Consolidated Group’s real estate contracts, mortgage notes receivable and real estate held for sale	1,126,645
Accrued interest payable	524,308

Total Debt Payable	172,249,832

Debt Securities:
Notes, maturing in 2004, at 9%	25,000,000
Investment Debentures, Series III maturing in 2003 to 2012, at 5.25% to 9.75%	279,552,473
Investment Debentures, Series II maturing in 2003 to 2008, at 5.25% to 9.75%	25,377,794
Installment Debentures Series I, maturing in 2003 at 6.5%	109
Compound and accrued interest	36,652,034

Total Debt Securities	366,582,410

Stockholders’ Equity:
Preferred Stock, Series A, B, C, D, E, G and H cumulative with variable rate, $10 par value, 13,325,000 shares authorized, 1,150,179 shares issued and outstanding (liquidation preference $30,546,247)	11,501,782
Preferred Stock, Series E-7 cumulative with variable rate, $2.50 par value, 10,000,000 shares authorized, 2,312,898 shares issued and outstanding (liquidation preference $57,822,458)	5,782,246
Common Stock	218,250
Additional paid-in capital	56,570,063
Accumulated comprehensive loss	2,766,365
Retained earnings	(1,076,948)

Total Stockholders’ Equity	75,761,758

Total Capitalization	$614,594,000

Summary Condensed Consolidated Financial Data

      The summary condensed consolidated financial data shown below as of September 30, 2002 and 2001 and for the years ended September 30, 2002, 2001 and 2000, other than the ratios of earnings to fixed charges and preferred stock dividends, have been derived from, and should be read in conjunction with, the audited consolidated financial statements, related notes, and Management’s Discussion and Analysis of Financial Condition and Results of Operations appearing in Metropolitan’s Form 10-K for the year ended September 30, 2002, which is incorporated in this prospectus by reference and attached to this prospectus. The summary condensed consolidated financial data shown below as of September 30, 2000, 1999 and 1998 and for the years ended September 30, 1999 and 1998, other than the ratios of earnings to fixed charges and preferred stock dividends, have been derived from audited consolidated financial statements not included elsewhere in this prospectus. The summary un-audited consolidated financial data shown below as of and for the three months ended December 31, 2002 and 2001, other than the ratio of earnings to fixed charges and preferred stock dividends, have been derived from Metropolitan’s Form 10-Q for the quarter ended December 31, 2002, which is incorporated by reference and attached to this prospectus.

	Three Months Ended
	December 31,		Year Ended September 30,

	2002	2001	2002	2001	2000	1999	1998

	(Dollars in thousands except per share amounts)
CONSOLIDATED STATEMENTS OF OPERATIONS DATA:
Revenues	$39,705	$35,235	$163,915	$119,162	$172,370	$165,008	$155,815

Income (loss) before minority interest	$(2,638)	$146	$3,979	$(8,606)	$(7,598)	$16,593	$10,453
Income (loss) allocated to minority interests	—	(89)	(57)	(317)	(3)	(318)	(126)

Net income (loss)	(2,638)	57	3,922	(8,923)	(7,601)	16,275	10,327
Preferred stock dividends	(1,744)	(936)	(4,784)	(4,157)	(4,553)	(3,642)	(3,732)

Income (loss) applicable to common stockholders	$(4,382)	$(879)	$(862)	$(13,080)	$(12,155)	$12,633	$6,595

Ratio of earnings to fixed charges and preferred stock dividends	(1)	(1)	(1)	(1)	(1)	(1)	1.37
PER COMMON SHARE DATA:
Cash dividends per common share	$605	$603	$2,410	$2,668	$2,400	$2,400	$1,200

CONSOLIDATED BALANCE SHEET DATA:
Total assets	$1,915,752	$1,424,462	$1,787,119	$1,394,128	$1,252,933	$1,328,357	$1,279,601
Debentures, line of credit advances, other debt payable and securities sold, not owned	538,832	374,761	478,604	339,997	288,346	336,233	323,908
Stockholders’ equity	75,762	33,970	73,280	40,912	56,858	71,704	58,757

(1)	Earnings were insufficient to meet fixed charges and preferred stock dividends by approximately $6.9 million and $1.7 million for the three-month periods ended December 31, 2002 and 2001, respectively, and $3.4 million, $40.2 million, $17.4 million and $0.8 million for the years ended September 30, 2002, 2001, 2000 and 1999, respectively.

RISK FACTORS

      An investment in our debentures involves a significant degree of risk. The following is a discussion of the material risks involved with an investment in the debentures and our company. When deciding whether or not to purchase the debentures, you should carefully consider the following risks:

Risks associated with an investment in the debentures

          The indenture does not restrict our ability to incur additional debt.

      The debentures are governed by an indenture dated as of July 6, 1979, as supplemented. The indenture does not restrict our ability to issue additional debentures or to incur other debt, including debt that is senior in right of payment to the debentures. We are not required to maintain any specified financial ratios, minimum net worth, minimum working capital or a sinking fund for the debentures. If we issue debt senior to the debentures and subsequently default on the senior debt, you may not receive the full amounts due on your debentures.

          We may use the proceeds of this offering to pay principal and interest on previously issued debt securities or debt securities issued in the future as well as to pay preferred stock dividends.

      We intend to use the proceeds from the sales of this debenture offering to invest in receivables and to make other investments, which may include investments in existing subsidiaries, new business ventures or to acquire other companies. We may also use the proceeds to pay principal and/or interest on previously issued debt securities or debt securities we issue in the future, to pay preferred stock dividends and for general corporate purposes. Therefore, it is possible that we may use the proceeds from this offering to pay our current obligations rather than to make new investments.

          Because the debentures are structurally subordinated to the obligations of our subsidiaries you may not be fully repaid if we become insolvent.

      Holders of any preferred stock of any of our subsidiaries and creditors of any of our subsidiaries, including trade creditors, have and will have claims relating to the assets of that subsidiary that are senior to the debentures and our other outstanding debt securities. As a result, the debentures and all of our other debts are structurally subordinated to the debts, preferred stock and other obligations of our subsidiaries, including the preferred stock issued and offered by Western Holding. The indenture does not prevent our subsidiaries from incurring debt or issuing preferred stock in the future. The indenture does not give holders of the debentures a claim to the assets of any of our subsidiaries. If we become insolvent, debenture holders may not have access to the assets of our subsidiaries, which could cause you to receive less than the full amounts owed to you on the debentures.

          Debentures are not a liquid investment due to the absence of an established trading market.

      There is no trading market for the debentures and it is not anticipated that one will develop. Generally, you cannot have your debentures redeemed until they mature. There are only limited situations in which debentures will be redeemed early. These may include situations where there is a mutual agreement between you and Metropolitan, or when the “prepayment on death” provision applies. You should consider your needs for liquidity before investing in the debentures and you should be prepared to hold any debentures purchased in this offering until their maturity.

          If you purchase discount debentures, original issue discount will be included in your gross income for U.S. federal income tax purposes before you receive any cash payments on the discount debentures.

      Cash payments on the discount debentures will generally not be paid until the discount debenture matures. However, because the discount debentures will be issued at a substantial discount to their stated principal amount due at maturity, holders of discount debentures will be required to include original issue discount in gross income for U.S. federal income tax purposes in advance of receiving cash payments on the discount debentures. See the section entitled “MATERIAL FEDERAL INCOME TAX CONSIDERATIONS” for a more detailed discussion of these tax consequences.

          If a bankruptcy petition were filed by or against Metropolitan, you may receive a lesser amount for a claim relating to the discount debentures than you would be entitled to under the indenture for the discount debentures, and you may realize taxable gain or loss upon payment of your claim.

      If a bankruptcy petition were filed by or against Metropolitan Mortgage & Securities Co., Inc. under the U.S. Bankruptcy Code after the issuance of the discount debentures, the claim of a holder of discount debentures with respect to the accreted value of the debentures may be limited to an amount equal to the sum of:

(1)	the initial offering price of the discount debentures; and

(2)	that portion of the original issue discount that is not deemed to constitute “unmatured interest” within the meaning of the U.S. Bankruptcy Code.

      Any original issue discount that was not amortized as of the date of the bankruptcy filing would constitute unmatured interest. Accordingly, holders of the discount debentures under these circumstances may receive a lesser amount than they would be entitled to under the terms of the indenture for the discount debentures, even if sufficient funds are available. In addition, to the extent that the U.S. Bankruptcy Code differs from the Internal Revenue Code in determining the method of amortization of original issue discount, a holder of discount debentures may realize taxable gain or loss upon payment of that holder’s claim in bankruptcy.

          Original issue discount relating to the discount debentures may not be fully deductible by us.

      Depending on the actual yield to maturity of the discount debentures, they may constitute applicable high yield debt obligations for federal income tax purposes. The discount debentures may be considered applicable high yield discount obligations because these debentures may have a term in excess of five years, may yield an amount in excess of the applicable federal rate, as determined from time to time, plus 5%, and may have significant original issue discount. If they are considered applicable high yield discount obligations, we may not deduct any original issue discount that accrues on the discount debentures until we actually pay it. Also, it is possible that a portion of the original issue discount will be characterized as a “disqualified portion” and might never be deductible by us. Our inability to deduct original issue discount could increase our tax liability and expense if we operate at a profit, and could have an adverse affect on our business.

          The debentures are not insured against the risk of loss by the FDIC or any government agency.

      The debentures are unsecured debt obligations of our company. The debentures are not deposits or savings accounts and are not insured by the FDIC or any government agency, and are not guaranteed by any of our affiliates or any other entity. You should look only to the creditworthiness of our company in deciding whether or not to purchase the debentures. If we default on the debentures, there is no other entity that is responsible for paying you the amounts we owe you on your debentures.

          Risk of holding book-entry debentures because there are no physical certificates to transfer.

      Our use of book-entry debentures rather than actual physical certificates in this offering could limit the markets for these securities, prevent a secondary market from forming and could delay payments to you. The absence of physical certificates for the debentures may prevent a secondary market from developing because investors may be unwilling to invest in securities if they cannot obtain delivery of physical certificates. The use of book-entry debentures may delay payments to you because distributions on the debentures would be made first to the person in whose name the certificates are registered before those payments are forwarded to you. In addition, you may be unable to use your debentures as collateral for a loan as some lending institutions may be unwilling to lend against your debentures if they cannot obtain possession of physical certificates.

Risks associated with our business

          Our net income may be insufficient to cover fixed charges.

      Our net income in 1999 through 2002 was insufficient to cover fixed charges including preferred stock dividend requirements. In order to have the necessary funds to meet our obligations as they become due, we will be required to generate additional earnings, make additional sales of our preferred stock and debentures, or borrow or obtain funds from other sources. If the insufficiency in earnings continues, and if we are unable to sell a sufficient amount of preferred stock and debentures or obtain funds from other sources, we may not have sufficient funds to pay our obligations when due.

          We may be unable to meet our financial obligations as they become due.

      We generate cash flow primarily from payments received on receivables, other investments and the sale of debt and equity securities. Cash flows from our existing assets and sales of debt and equity securities have been adequate during the past five years to satisfy the demand for payment of maturing debentures and to pay preferred stock dividends. If we are unable to successfully sell additional debentures and preferred stock, we may not be able to meet our obligations when due.

          If insurance subsidiary earnings are unavailable for dividends and fees, we may not be able to meet our obligations when due.

      At September 30, 2002, approximately 87% of our consolidated assets were held by our insurance subsidiary, Western Life. Regulations in the state of Washington define the way in which an insurance company, such as Western Life, can transfer assets and the amount of money that can be paid out in dividends by the insurance company. These regulations restrict the payment of cash dividends to the insurance company’s portion of available surplus funds derived from any realized net profits as computed in accordance with statutory accounting principles. Furthermore, the payment of extraordinary dividends, as statutorily defined, is subject to prior notice to, and review and approval by, the Washington State Insurance Commissioner. Western Life’s amount of surplus funds available for dividends at December 31, 2002 was approximately $1.7 million. Restrictions on Western Life’s ability to declare dividends and transfer assets could have an adverse effect on our financial performance and ability to meet our debt obligations and preferred stock dividend payments when due.

          Insufficient Risk-Based Capital of Western Life may adversely affect our operations.

      Washington State’s Risk-Based Capital Model law requires an insurance company to maintain specified amounts of capital and surplus based on complex calculations of risk factors that encompass the invested assets and business activities of the insurance company. If our insurance company subsidiary, Western Life, is unable to maintain adequate capital, it may be prevented from making further investments in higher risk-adjusted assets like commercial loans, real estate and equity investments. Compliance with the Risk-Based Capital Model Law requirements is tested annually at calendar year-end. At the last annual review, at its statutory reporting period ended December 31, 2002, Western Life’s capital and surplus levels exceeded the calculated specified requirements. Recently, Western Life has maintained adequate levels of capital through the sale of securities to Metropolitan and Western Holding and through capital contributions from its parent. To the extent that Metropolitan and Western Holding do not maintain adequate levels of liquidity permitting them to make additional capital investments in Western Life, Western Life’s ability to maintain specified amounts of capital could be adversely affected.

          Our current focus of resources being allocated to originating commercial loans could lead to losses.

      We focus our loan originations on commercial loans. Commercial loans accounted for approximately $288.1 million, or 81%, and $157.1 million, or 60%, of the real estate receivables purchased or originated by us in the fiscal years ended September 30, 2002 and 2001, respectively. Commercial loans accounted for approximately $104.2 million, or 82% of the real estate receivables purchased or originated by us in the three months ended December 31, 2002. We expect the percentage of our receivables that are commercial loans to increase in the near future, but cannot predict whether we will have the ability or the desire to originate commercial loans in the future, whether those loans will achieve desirable yields or whether we will be able to accurately predict commercial loan default rates. The principal amount of our commercial loans, as a percentage of total outstanding commercial loans, that was in arrears for more than 90 days as of December 31, 2002 and 2001 was 10.84% and 8.94%, respectively. This potential decrease in the diversification of our receivables could lead to losses if our commercial loan business is not profitable.

          If existing underwriting standards insufficiently evaluate the risk of losses on receivables, it could lead to higher than anticipated losses.

      Some of the receivables we purchased were originated by sellers and other non-institutional lenders. Therefore, the underwriting standards used to originate these loans may have been less strict than the standards typically used by conventional institutional lenders. We use a variety of procedures to evaluate receivables depending on the type of investment. While we try to minimize the risk of default and the risk of losses if there is a default, our underwriting procedures may not be effective. If the underwriting standards incorrectly assess the risk of an investment, actual losses could be higher than anticipated.

          Real estate used as collateral on receivables may be inadequate to recover all amounts owed in the event of default, which could lead to losses for us.

      Most of the receivables we purchase are secured by real estate to provide collateral if a borrower defaults on the borrower’s mortgage. Several factors influence whether the value of the real estate will be sufficient to cover the value of the receivables, including changes in economic conditions, property condition, property values, zoning, land use, environmental laws and other legal restrictions, including changes in and restrictions on the timing and methods of foreclosure. If the market value of the real estate used as collateral is insufficient to cover any deficiency owed on a receivable, our business could be harmed and lead to losses for us.

          Falling interest rates could negatively affect our profitability

      In the next 12 months, our gap analysis indicates a positive gap, meaning that our interest-sensitive assets are expected to reprice before our interest sensitive liabilities. In a falling interest rate environment, our net interest income will tend to decrease which could have a negative impact on our profitability.

          Foreclosure on mortgages could delay or reduce payments on receivables, adversely affecting our liquidity and profitability.

      Foreclosure and other similar proceedings used to enforce payment of mortgage loans are generally subject to principles of equity which are designed to relieve the indebted party from the legal effect of that party’s default. In addition, statutes may limit our right to obtain a deficiency judgment against the defaulting party after a foreclosure or sale. The application of any of these principles may lead to a loss or delay in the payment on securities issued in a securitization in which we hold or on loans we hold. If payments are delayed, we may not have enough cash on hand to pay our obligations when due.

          If Metropolitan Investment Securities, Inc. is unable to continue selling our preferred stock and debentures, our business would be harmed.

      We rely entirely on the efforts of Metropolitan Investment Securities, Inc., a broker-dealer affiliated with us, to sell our preferred stock and debentures. We do not maintain any other relationships for the sale of our preferred stock and debentures other than the relationships we have through MIS. If MIS is unable to sell, or is prevented from selling, our preferred stock and debentures, we may not be able to find a suitable replacement broker-dealer to sell our investment securities. If we are unable to continue selling our preferred stock and debentures, our business would be harmed.

          Higher than anticipated life insurance and annuity termination rates may decrease earnings.

      A higher than anticipated termination rate of annuity contracts and life insurance policies would tend to decrease the earnings of Western Life because the insurance subsidiary would have to immediately expense the unamortized deferred policy acquisition costs on those surrendered policies instead of continuing to amortize those costs over time. The rate at which annuity contracts and life insurance policies terminate is affected by several factors, including changes in interest rates, competition and changes in tax and other regulations.

          Real estate held for development may not be able to be sold profitably.

      We are engaged in the development of various real estate properties, including substantially undeveloped properties. It is possible that one or more of these properties will not be able to be sold at a price exceeding the carrying value of the property. Factors such as local and national trends in commercial property values as well as local, state and national economic and regulatory trends may impact the potential sales price for these properties.

          If residual and subordinate interests in securitizations do not perform as anticipated, we could have lower than anticipated income.

      We own subordinated and residual interests in several securitized loan pools, which generally are in a “first loss” position relative to the more senior securities sold to third parties and which carry a greater risk if loans in the securitizations are not paid or losses occur. We value these interests by discounting the expected cash flows using a discount rate commensurate with the risks involved. When determining the expected cash flow, we must estimate the future rate of prepayments, defaults and losses of the securitized receivables. If those assumptions are inaccurate, we will have incorrectly valued these interests on our balance sheet and may earn less income than we anticipated from those assets. In this regard, we have previously revised some of the assumptions, which resulted in losses, and may do so in the future depending on the relationship of the assumptions to actual events that occur in the future.

          We may be negatively impacted by some of our equity investments.

      We invest in venture capital, joint ventures and other related equity investments. The market price and valuations of these investments may fluctuate due to market conditions and other conditions over which we have no control. If these equity investments decline in value, our earnings could be negatively affected. In addition, these investments may not have an active trading market, and, as a result, we may not be able to easily sell these investments, and, if sold, they may not be sold at favorable prices.

          We purchase some receivables that are not secured by tangible assets, which could lead to losses if borrowers default on those receivables.

      We purchase some receivables that are not secured by tangible assets, such as annuities, some of our lottery prizes, structured settlements or other receivable investments. In these cases, we do not have a security interest in a specific asset. Instead, we rely on a promise to pay from an insurance company, a state government or other entity. If the payor does not keep its promise to pay and defaults, we will not have the benefit of a lien on any specific asset on which to foreclose to collect the receivable, which could lead to losses.

          Environmental conditions and regulation of property acquired by us may lead to losses.

      We acquire properties in the course of our business, some of which may contain hazardous waste or other toxic materials. Various federal, state and local environmental laws, ordinances and regulations generally hold the owner or the previous owner of the property liable for the costs of removal or remediation of hazardous or toxic substances on, under, in or near the affected property. Historically, we have tried to avoid acquiring properties or receivables collateralized by properties that may be environmentally contaminated. As a result of our current business, we could sustain significant losses due to this liability.

      In addition, the government can place a lien on environmentally contaminated property to guarantee that the clean-up costs for that property are paid. In many states, these liens have priority over the existing mortgage on the property. We may be subject to these liens directly or indirectly, if we participate in a securitization which holds the property, or a loan we hold is securing the property, or we have a role in the day-to-day management of the facility or property. We perform environmental assessments to determine whether properties are environmentally contaminated when we deem it necessary. Even when they are performed, they may not insulate us from liability for an environmental condition. If we are held liable for environmental clean-up costs, our business could be harmed.

          We may be adversely affected by competition and conflicts of interests with our subsidiaries and affiliates.

      Several companies are affiliated with us through common control by C. Paul Sandifur, Jr. Various officers and directors of these affiliated companies are also our employees. In addition, we provide services to our subsidiaries and affiliated companies, buy receivables from and sell receivables to our subsidiaries and affiliated companies and make loans to or borrows money from our subsidiaries and affiliated companies. These factors may lead to conflicts of interests such as how receivables are distributed among or between separate companies, how fees for services are established and charged, how intercompany sales and purchases of receivables are priced and the terms of any intercompany loans. Old Standard and Old West may compete with Western Life for the sale of annuities. Also, we may compete with Summit for the sale of securities. If these conflicts are not resolved in our favor, our performance could be adversely affected.

FORWARD-LOOKING STATEMENTS

      This prospectus includes or incorporates by reference “forward-looking statements” within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act including in particular the statements about our current expectations, plans, strategies, prospects and projections about future events. Although we believe that our statements reflected in or suggested by the forward-looking statements are reasonable, these expectations, plans, strategies, prospects and projections about future events may not be achieved or actually occur. We have included important factors that could cause actual results to differ materially from the forward-looking statements under the heading “RISK FACTORS” above and elsewhere in this prospectus, including under the headings “BUSINESS OVERVIEW—Factors Affecting Future Operating Results” and “—Regulation” in our Annual Report on Form 10-K for the year ended September 30, 2002, incorporated into and attached to this prospectus. These forward-looking statements are subject to and qualified by risks, uncertainties, and assumptions about us, including:

•	Our anticipated growth strategies;

•	Anticipated trends in our businesses, including trends in the markets for insurance, mortgages, annuities and real estate;

•	Future interest rate trends, movements and fluctuations;

•	Future expenditures for purchasing receivables; and

•	Our ability to continue to control costs and accurately price the risk of default on the payment of receivables.

USE OF PROCEEDS

      If all of the debentures we are offering are sold, we expect proceeds to total $150,000,000 before deducting sales commissions and other expenses. Offering expenses are estimated at $189,000 and sales commissions will be a maximum of 6% of the offering proceeds. We do not know how much of the debentures can or will be sold.

      In conjunction with the other funds available to us through operations and/or borrowings, we currently plan to utilize the proceeds of the debenture offering primarily to invest in our subsidiaries to enable them to (1) fund investments in receivables and (2) develop real estate currently held or acquire real estate in the future. As a secondary use, we may also use the proceeds to fund other investments, which may include the commencement of new business ventures or the acquisition of other companies.

      Since we do not know the total principal amount of debentures that will be sold, we are unable to accurately forecast the total net proceeds generated by this offering. We currently anticipate that approximately 80% of the net proceeds will be used for purposes described in clause (1) and 20% will be used as described in clause (2) above. However, a change in capital requirements could cause a change in this allocation.

      To the extent internally generated funds are insufficient or unavailable for the retirement of maturing debentures, proceeds of this offering may be used for retiring maturing investment debentures, preferred stock distributions and for general corporate purposes, including debt service and other general operating expenses. In addition to this debenture offering, we currently have an ongoing offering of up to $150,000,000 of our preferred stock. This preferred stock offering is being made on a best efforts basis. Therefore, we are unable to predict the amount of proceeds the preferred stock offering will generate. Approximately $54.9 million in principal amount of our debt securities will mature between March 1, 2003 and April 30, 2004, with interest rates ranging from 5.25% to 9.25% with a weighted average of approximately 7.57% per annum.

      We anticipate that some of the proceeds from this offering will be invested in money market funds, bank repurchase agreements, commercial paper, U.S. Treasury Bills and similar securities investments while awaiting use as described above.

      In the event substantially less than the maximum proceeds are obtained, we do not anticipate any material changes to our planned use of proceeds from those described above.

DESCRIPTION OF DEBENTURES

General

      The debentures will be issued under an indenture dated as of July 6, 1979, as supplemented. We refer to the indenture and its supplements together as the “indenture.” We urge, you to read the indenture because it, and not this prospectus, defines your rights as a holder of debentures. The following summaries are subject to the detailed provisions of the indenture and are qualified in their entirety by reference to the indenture, a copy of which is filed as an exhibit to the registration statement that includes this prospectus and is also available for inspection at the office of the trustee.

      The debentures will represent unsecured general obligations of Metropolitan and will be issued in book-entry form without coupons, in fractional denominations of $0.01 or more, subject to the stated minimum investment amounts shown on the cover page of this prospectus. Specified maturity debentures will be issued in denominations of $1,000 only. The debentures will generally be sold to the public at 100% of their principal amount, except for the discount debentures, which will be sold at a discount to the aggregate principal amount due at maturity. The specified maturity debentures may be sold at a discount to or at a premium to their face amount due at maturity. The debentures will be issued in accordance with the minimum investment amounts, maturities and interest or accretion rates and terms listed on the cover page of this prospectus. We may change the stated interest or accretion rates, maturities, and minimum investment amounts of any unissued debentures at any time by supplementing this prospectus. Any change will have no effect on the terms of the debentures sold prior to the date of the change.

      Debentures may be transferred or exchanged for other debentures of the same series, of a like aggregate principal amount, or like accreted value in the case of discount debentures, subject to the limitations contained in the indenture. We may require payment of taxes or other governmental charges imposed in connection with any transfer or exchange. For debentures earning interest, interest will accrue at the rate stated on the cover page of this prospectus from the date of issue until maturity. For discount debentures, the debentures will accrete in value from the date of issue until maturity at the rate of accretion on the cover page of this prospectus. The debentures are not convertible into capital stock or any other securities of Metropolitan.

      The debentures are not subject to redemption prior to maturity, but in some cases may be prepaid under the prepayment on death provision described below. Also, in limited circumstances involving an investor’s demonstrated financial hardship, subject to regulatory restrictions affecting redemptions and exchanges of securities during an offering, we may, in our sole discretion, consider a request for an early payment of a debenture on terms mutually agreed to by the holder of the debenture and us. Early payment requests are reviewed in the order received and are subject to review by our executive management. We may also require payment of taxes or other government charges imposed in connection with any early payment of a debenture.

Payment of Principal and Interest

      Interest on all debentures will be calculated on the basis of a 360-day year with twelve 30-day months. Except for the specified maturity debentures, if you purchase a debenture where interest is paid, interest will be payable to you under one of several interest payment plans.

•	You may select an interest payment plan at the time you purchase the debentures and can change this plan at any time by giving written notice to us;

•	you may elect to have interest paid on a monthly, quarterly or semi-annual basis, without compounding;

•	you may elect to receive interest payments annually, which will be compounded semi-annually; or

•	you may elect to leave the accrued interest with us until maturity, in which case it will compound semi-annually at the stated interest rate. Under this compounding option, by giving written notice to us, you may withdraw the interest accumulated during the last two completed semi-annual compounding periods as well as the interest accrued from the end of the last compounding period to the date we receive the notice. Amounts compounded prior to the last two semi-annual compounding periods are available only at maturity.

      For the specified maturity debentures, interest will be paid semi-annually only.

      Except for debentures purchased under the installment option, no principal payments will be paid to you until the maturity date of your debentures.

      Under the installment option, at your election, at the time of investment and subject to the minimum term and investment requirements listed on the cover page of this prospectus, you can receive level monthly installments comprised of principal and interest commencing 30 days from the date of issue of the debenture until maturity. The amount of each installment will be determined by the amortization term you designate at the time the debenture is purchased.

      Under the discount debenture option, no principal or interest payments will be made to you until the maturity date of the discount debenture. The principal on the discount debentures will accrete in value at the rate shown on the cover page of this prospectus from the date of issue until maturity, compounded semi-annually. Before purchasing a discount debenture, you should review the sections entitled “RISK

FACTORS” and “MATERIAL FEDERAL INCOME TAX CONSIDERATIONS—Original Issue Discount on the Discount Debentures” in this prospectus.

      For debentures issued through investment advisors that have clients who pay advisory fees, the interest rate or rate of accretion for the debenture specified on the cover page of this prospectus may be increased by up to .50% per annum, except for the specified maturity debentures which will pay the interest rates stated on the cover page in all cases. The interest rate or rate of accretion on debentures sold through investment advisors may be higher because no sales commissions will be paid to investment advisors that have clients paying management fees to the advisor.

Maturity

      You may select a maturity date based on the table on the cover page of this prospectus. You will be notified in writing between 15 and 45 days prior to the date your debentures will mature. We are not required to periodically fund a sinking fund to pay the debentures at maturity. When a debenture matures, the amounts due on maturity are placed in a separate bank trust account until paid to the registered owner(s). Debentures do not earn interest after the maturity date. We will pay the principal and accumulated interest due on matured debentures to the registered owner(s) in cash at our main office in Spokane, Washington or by check mailed to the address designated by the registered owner.

Prepayment on Death

      There is no prepayment on death provision applicable to the specified maturity debentures. For all other debentures purchased under this prospectus, in the event of the death of a debenture holder, any party entitled to receive some or all of the proceeds from that debenture may elect, to have his or her portion of the principal and any accrued but unpaid interest prepaid in full in five consecutive equal monthly installments. Interest will continue to accrue on the declining principal balance of the portion of the debenture being prepaid. No interest penalty will be assessed. Any request for prepayment shall be made to Metropolitan in writing and shall be accompanied by evidence satisfactory to Metropolitan of the death of the registered owner or joint registered owner. Before prepayment, we may require the submission of additional documents or other material which we consider necessary to determine the portion of the proceeds the requesting party is entitled to receive, or assurances which, in our discretion, we consider necessary to fulfill our obligations.

Related Indebtedness

      The indenture governing the debentures does not restrict our ability to issue additional debentures or to incur other debt, including debt that is senior in right of payment to the debentures. Neither our subsidiaries nor our affiliated companies will have any obligation to guarantee or otherwise pay amounts due under the debentures. Therefore, the debentures will be effectively subordinated to all indebtedness and other liabilities and commitments of our subsidiaries. The debentures will not be guaranteed or insured by any other entity or any governmental agency, including the FDIC. The indenture does not require us to maintain any specified financial ratios, minimum net worth or minimum working capital. There is no sinking fund for the redemption of the debentures.

      At December 31, 2002, we had outstanding approximately $376.9 million, including principal and compounded and accrued interest, of debenture debt and debt ranking equal with the debenture debt, and $172.2 million, including principal and accrued interest, of secured debt and similar obligations ranking senior to the debentures. This latter amount excludes insurance company reserves of our insurance company subsidiaries. The debentures offered by this prospectus are senior in liquidation preference only to the outstanding equity securities of Metropolitan. Discount debentures will be issued as Series III-A debentures and will rank equally with the other debentures offered in this prospectus, which will be issued as Series III debentures. The debentures are subordinate to our secured debt and rank equally with our unsecured accounts payable and accrued liabilities. The debentures rank equally with our other debentures and notes that are outstanding. There are no limitations on our ability to incur additional secured debt.

You should not rely on the terms of the indenture for protection of your investment, but should look rather to our creditworthiness and ability to satisfy our obligations.

The Trustee

      US Bank Trust National Association, the trustee, is obligated under the indenture to oversee and, if necessary, to take action to enforce fulfillment of our obligations to you. The trustee is a national banking association with a combined capital and surplus in excess of $100 million. We may maintain deposit accounts with and may, from time to time, borrow money from the trustee and conduct other banking transactions with it. At December 31, 2002, and as of the date of this prospectus, no loans to us from the trustee were outstanding. In the event of default, the indenture permits the trustee to become a creditor of ours and does not preclude the trustee from enforcing its rights as a creditor, including rights as a holder of secured indebtedness.

Rights and Procedures in the Event of Default

      Events of default include:

•	our failure to pay interest on any debenture for a period of 30 days after it becomes due and payable;

•	the failure to pay the principal on any debenture when due, including periodic payments of principal for debentures with the installment option;

•	the failure to perform any other covenant in the indenture for 60 days after notice; and

•	some events of bankruptcy, insolvency or reorganization with respect to Metropolitan.

      If an event of default occurs, either the trustee or the holders of 25% or more in principal amount of debentures then outstanding, or principal amount due at maturity in the case of discount debentures, may declare the principal, or accreted value in the case of discount debentures, of all the debentures outstanding to be immediately due and payable.

      The trustee must give the debenture holders notice by mail of any default within 90 days after the occurrence of the default, unless it has been cured or waived. The trustee may withhold the notice if it determines in good faith that withholding the notice is in the best interests of the debenture holders, unless the default is a failure to pay principal or interest on any debenture when due.

      Subject to various conditions, any of these defaults, except for a failure to pay principal or interest when due, may be waived by the holders of a majority in aggregate principal amount of the debentures then outstanding, or principal amount due at maturity in the case of discount debentures. The holders will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the trustee, or of exercising any power conferred on the trustee, except as otherwise provided in the indenture. The trustee may require reasonable indemnity from holders of debentures before acting at their direction.

      Within 120 days after the end of each fiscal year, we must furnish to the trustee a statement of our various officers concerning their knowledge as to whether or not we are in default under the indenture.

Modification of the Indenture

      Debenture holders’ rights may be modified with the consent of the holders of 66 2/3% of the outstanding principal amounts, or principal due at maturity in the case of discount debentures, of debentures, and 66 2/3% of those series specifically affected. In general, no adverse modification of the terms of payment and no modifications reducing the percentage of debentures required for modification is effective against any debenture holder without his or her consent.

Restrictions on Consolidation, Merger and Other Fundamental Corporate Changes

      Metropolitan may not consolidate with or merge into any other corporation or transfer substantially all of its assets unless either Metropolitan is the continuing corporation after the consolidation or merger or the person acquiring by conveyance or transfer of the assets is a corporation organized and existing under the laws of the United States, or any state of the United States, which assumes the performance of every covenant of Metropolitan under the indenture and other conditions precedent are fulfilled.

Book-Entry System for Specified Maturity Debentures

      The specified maturity debentures will only be issued as global securities in book-entry form, which will be deposited with, or on behalf of, The Depository Trust Company (“DTC”) and registered in the name of DTC or its nominee. Unless and until it is exchanged in whole or in part for the individual certificated specified maturity debentures represented thereby, a global security may not be transferred except as a whole by DTC to a nominee of DTC or by a nominee of DTC to DTC or another nominee of DTC or by DTC or any nominee to a successor depository or any nominee of the successor.

      So long as DTC or its nominee is the registered owner of a global security, DTC or its nominee, as the case may be, will be considered the sole owner or holder of the specified maturity debentures represented by a global security for all purposes under the indenture and the beneficial owners of the specified maturity debentures will be entitled only to those rights and benefits afforded to them in compliance with DTC’s regular operating procedures. Except as provided below, owners of a beneficial interest in a global security will not be entitled to have any of the individual specified maturity debentures registered in their names, will not receive or be entitled to receive physical delivery of any of these specified maturity debentures in definitive form and will not be considered the owners or holders of these specified maturity debentures under the indenture. The laws of some states require that some purchasers of securities take physical delivery of those securities in definitive form. These laws may impair the ability to transfer beneficial interests in a global security.

      If any of the following occur, we will issue individual specified maturity debentures in certificated form in exchange for a global security:

•	DTC is at any time unwilling or unable to continue as depository or if at any time DTC ceases to be a clearing agency registered under the Securities Exchange Act, and we do not appoint a successor depository within 90 days;

•	an event of default under the indenture with respect to the specified maturity debentures has occurred and is continuing and the beneficial owners representing a majority in principal amount of the specified maturity debentures represented by a global security advise DTC to cease acting as depository; or

•	we, in our sole discretion, determine at any time that some or all of the specified maturity debentures shall no longer be represented by a global security.

      In any of these instances, an owner of a beneficial interest in a global security will be entitled to physical delivery of individual specified maturity debentures in certificated form of like tenor, equal in principal amount to the beneficial interest, and to have the specified maturity debentures in certificated form registered in its name. Specified maturity debentures so issued in certificated form will be issued in denominations of $1,000 or any integral multiple of $1,000, and will be issued in registered form only, without coupons.

      DTC has advised us of the following information regarding DTC:

      DTC is:

•	a limited-purpose trust company organized under the New York Banking Law;

•	a “banking organization” within the meaning of the New York Banking Law;

•	a member of the Federal Reserve System;

•	a “clearing corporation” within the meaning of the New York Uniform Commercial Code; and

•	a “clearing agency” registered under the provisions of Section 17A of the Securities Exchange Act.

      DTC holds securities that its participants deposit with DTC. DTC also facilitates the settlement among its participants of securities transactions, like transfers and pledges, in deposited securities through electronic computerized book-entry changes in its participants’ accounts, thereby eliminating the need for physical movement of securities certificates.

      Direct participants of DTC include securities brokers and dealers, banks, trust companies, clearing corporations and other organizations. DTC is owned by a number of its direct participants and by the New York Stock Exchange, Inc., the American Stock Exchange, LLC and the National Association of Securities Dealers, Inc. Access to the DTC system is also available to others like securities brokers and dealers, banks and trust companies that clear through or maintain a custodial relationship with a direct participant, either directly or indirectly. The rules applicable to DTC and its participants are on file with the SEC.

      Purchases of specified maturity debentures under the DTC system must be made by or through direct participants, which will receive a credit for the specified maturity debentures on DTC’s records. The ownership interest of each actual purchaser of each specified maturity debenture, or a beneficial owner, is in turn recorded on the direct and indirect participants’ records. A beneficial owner does not receive written confirmation from DTC of its purchase, but the beneficial owner is expected to receive a written confirmation providing details of the transaction, as well as periodic statements of its holdings, from the direct or indirect participant through which the beneficial owner entered into the transaction.

      Transfers of ownership interests in the specified maturity debentures are accomplished by entries made on the books of participants acting on behalf of beneficial owners. Beneficial owners do not receive certificates representing their ownership interests in specified maturity debentures, unless use of the book-entry system for the specified maturity debentures is discontinued.

      To facilitate subsequent transfers, the specified maturity debentures are registered in the name of DTC’s partnership nominee, Cede & Co. The deposit of the specified maturity debentures with DTC and their registration in the name of Cede & Co. effect no change in beneficial ownership. DTC has no knowledge of the actual beneficial owners of the specified maturity debentures. DTC records reflect only the identity of the direct participants to whose accounts specified maturity debentures are credited, which may or may not be the beneficial owners. The participants remain responsible for keeping account of their holdings on behalf of their customers.

      Delivery of notices and other communications by DTC to direct participants, by direct participants to indirect participants, and by direct participants and indirect participants to beneficial owners are governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect from time to time.

      Redemption notices shall be sent to Cede & Co. If less than all of the specified maturity debentures represented by a global security are to be redeemed, DTC’s practice is to determine by lot the amount of the interest of each direct participant to be redeemed.

      Neither DTC nor Cede & Co. will consent or vote with respect to the specified maturity debentures. Under its usual procedures, DTC mails a proxy (an “omnibus proxy”) to the issuer as soon as possible after the record date. The omnibus proxy assigns Cede & Co.’s consenting or voting rights to those direct participants to whose accounts the specified maturity debentures are credited on the record date, which are identified on a list attached to the omnibus proxy.

      Funds for the payment of principal and interest payments on the specified maturity debentures will be paid to DTC. DTC’s practice is to credit direct participant’s accounts on the payable date in proportion to their respective holdings as shown on DTC’s records unless DTC has reason to believe that it will not receive payment on the payable date. Payments by participants to beneficial owners will be governed by standing instructions and customary practices, as is the case with securities held for the accounts of customers in bearer form or registered in “street name,” and will be the responsibility of that participant and not of DTC, the trustee or us, subject to any statutory or regulatory requirements as may be in effect from time to time. Payment of principal and interest to DTC is the responsibility of us or the trustee. Disbursement of payments to direct participants is the responsibility of DTC, and disbursement of the payments to the beneficial owners is the responsibility of direct and indirect participants.

      DTC may discontinue providing its services as securities depository with respect to the specified maturity debentures at any time by giving reasonable notice to us or the trustee. Under these circumstances, if a successor securities depository is not appointed within 90 days, physical certificates for specified maturity debentures are required to be printed and delivered.

      We may decide to discontinue use of the system of book-entry transfers through DTC, or a successor securities depository. In that event, physical certificates for specified maturity debentures will be printed and delivered.

Transfer Agent and Registrar

      Metropolitan acts as its own transfer agent and registrar of the debentures. A $25.00 service charge will be made for any transfer or exchange of debentures.

MATERIAL FEDERAL INCOME TAX CONSIDERATIONS

      The following discussion, which was prepared based on the advice of Kutak Rock, LLP as counsel to us, summarizes the material U.S. federal income tax consequences of the holding and disposition of the debentures. This discussion only deals with persons that hold the debentures as capital assets within the meaning of Section 1221 of the Internal Revenue Code, referred to as the “Code,” and that purchase the original debentures for cash from us at original issue. This discussion does not address the U.S. federal income tax consequences that may be relevant to persons subject to special treatment under U.S. federal income tax laws, like dealers in securities or foreign currency, banks, trusts, insurance companies, tax-exempt organizations, persons that hold debentures as part of a straddle, hedge against currency risk or constructive sale or conversion transaction, persons that have a functional currency other than the U.S. dollar and investors in pass-through entities.

      This discussion is based on the Code, the final, temporary and proposed Treasury regulations promulgated under the Code, administrative pronouncements and judicial decisions, all as in effect on the date of this prospectus and all of which are subject to change, possibly with retroactive effect. We have not requested, and will not request, an opinion of counsel or a ruling from the IRS regarding any of the U.S. federal income tax consequences described below. As a result, the IRS could disagree with or challenge any of the conclusions contained in this prospectus.

      This discussion does not discuss all of the U.S. federal income tax considerations that may be relevant to you. You are urged to consult your own tax advisors regarding the application of U.S. federal income tax laws to your particular situation, as well as the laws of any state, local or foreign taxing jurisdiction.

U.S. Holders

      The following discussion is limited to persons who are U.S. holders. If you are not a U.S. holder, you should consult your own tax advisors. For these purposes, U.S. holder means:

•	an individual who is a citizen or resident of the U.S.;

•	a corporation or other entity taxable as a corporation created or organized under the Laws of the U.S. or any political subdivision of or in the U.S.;

•	an estate or trust, the income of which is subject to U.S. federal income talc, regardless of its source;

•	a trust subject to the primary supervision of a U.S. court and the control of one or more U.S. persons; or

•	a person whose worldwide income or gain is otherwise subject to U.S. federal income tax on a net income basis.

Stated Interest on Debentures Other Than the Discount Debentures

      Stated interest on a debenture other than a discount debenture will be taxable to you as ordinary interest income in accordance with your regular method of tax accounting. If you elect to permit us to retain your interest payments on your debentures, you will be required to include those interest payments in your income before you receive any corresponding cash.

Premium on Debentures

      In the event you own a debenture that has an issue price in excess of the face amount of the debenture, the debenture will be deemed to be issued to you with a premium. If the debenture has a premium, you may be able to elect to deduct the premium using a constant yield method over the remaining term of the debenture as amortizable premium under Section 171 of the Code, provided that the debenture is held by you as a capital asset. Except as provided in Treasury Department regulations, amortizable premium generally will be treated by you as an offset to interest income on the debenture rather than as a separate deduction item. If you make an election under Section 171 of the Code, it is generally binding once made and applies to all obligations owned or subsequently acquired by you.

Original Issue Discount on the Discount Debentures

      Because the discount debentures will be, issued at a substantial discount from their stated principal amount, the discount debentures will be treated as issued with original issue discount for U.S. federal income tax purposes. Original issue discount is the excess of:

(a)	a debenture’s stated redemption price at maturity; over

(b)	its issue price.

      The stated redemption price at maturity of a discount debenture is the principal amount payable at maturity. The issue price of a discount debenture is the first price at which a substantial amount of the discount debentures are sold to the public for cash, excluding sales to bond houses, brokers or similar persons, or organizations acting in the capacity as underwriters, placement agents or wholesalers. In this case, the issue price will be the offering price of the discount debentures.

      If you hold a discount debenture, you are required to include original issue discount in your income as ordinary interest as it accrues under a constant yield method in advance of receipt of cash payments attributable to that income, regardless of your regular method of tax accounting. AS A RESULT, YOU, AS A HOLDER OF ORIGINAL ISSUE DISCOUNT DEBENTURES, WILL BE REQUIRED TO INCLUDE IN INCOME ACCRUALS OF INTEREST ON DISCOUNT DEBENTURES PRIOR TO THE RECEIPT OF CASH. You will not be required to report separately as taxable income actual distributions of interest relating to a discount debenture. In general, the amount of original issue discount you include in income is the sum of the daily portions of original issue discount for each day during the taxable year, or portion of the year, on which you held the discount debenture. The daily portion is determined by allocating the original issue discount for an accrual period equally, to each day in that accrual period. The accrual period for a discount debenture maybe of any length and may vary in length over the term of the discount debenture. However, no accrual period may exceed one year, and each scheduled payment of principal or interest must occur either on the first or final day of an accrual period.

      The amount of original issue discount attributable to an accrual period is generally equal to the product of:

(1)	the discount debenture’s adjusted issue price at the beginning of that accrual period, and

(2)	its yield to maturity, i.e., the discount rate that, when applied to all payments under the discount debenture, results in a present value equal to the issue price.

      The adjusted issue price of a discount debenture at the beginning of any accrual period is:

(1)	the issue price of the discount debenture, plus

(2)	the amount of original issue discount allocable to all prior accrual periods, minus

(3)	the amount of any prior payments in respect of the discount debenture, including payments of interest.

      Under these rules, you generally must include in income an increasingly greater amount of original issue discount in each successive accrual period.

      If you are a corporation, a small portion of the amount that you would have to accrue may be characterized, by operation of the applicable high yield debt obligation rules, as a dividend for purposes of securing a dividend received deduction. Corporate U.S. holders are encouraged to consult their tax advisors on this point.

Applicable High Yield Discount Obligation

      The original issue discount on any obligation that constitutes an applicable high yield discount obligation generally is not deductible by us until paid, and deductions relating to portions of original issue discount may be wholly disallowed. The discount debentures may be considered applicable high yield discount obligations because these debentures may have a term in excess of five years, may yield an amount in excess of the applicable federal rate, as determined from time to time, plus 5%, and may have significant original issue discount. As a result, we may not be allowed a deduction for the accrual of original issue discount on the discount debentures until this interest is actually paid. In addition, a portion of the original issue discount may never be deductible by us.

Sale, Exchange or Redemption of Debentures

      Upon the sale, exchange or redemption of a debenture, you generally will recognize taxable gain or loss equal to the difference between:

(a)	the amount realized on that disposition, and

(b)	your adjusted tax basis in the debenture:

      Your adjusted tax basis in a discount debenture generally will equal the cost of the discount debenture, increased by any original issue discount included in income through the date of disposition, and decreased by any payments received on the discount debenture, including payments of stated interest.

      Notwithstanding the foregoing, any amounts realized in connection with any sale, exchange, or redemption with respect to accrued interest not previously included in income will be treated as ordinary interest income. Your adjusted tax basis in a debenture other than a discount debenture generally will equal the cost of the debenture less any principal payments you receive.

Information Reporting and Backup Withholding

      You may be subject to backup withholding at a 30% rate relating to reportable payments, which include interest, including original issue discount, or principal paid on or the gross proceeds of a sale, exchange or redemption of the debentures. Backup withholding occurs when we hold back a portion of the payment we owe you and pay that portion to the IRS. If we withhold a portion of any payments we owe you under the backup withholding rules, you generally will be allowed to recover those amounts as a refund or credit against your U.S. federal income tax liability. We will be required to deduct and withhold these payments at the required rate, which is currently 30%, if:

(1)	you fail to establish that you are entitled to an exemption by not filing a complete and executed Form W-9 (Payer’s Request for Taxpayer Identification Number and Certification);

(2)	you fail to furnish a correct taxpayer identification number to us in the prescribed manner;

(3)	the IRS notifies us that the taxpayer identification number furnished by you is incorrect;

(4)	you have failed to properly report the receipt of reportable payments and the IRS has notified us that backup withholding is required; or

(5)	you fail to certify under penalties of perjury that you are not subject to backup withholding.

      If any one of these events occurs with respect to you, we will be required to withhold 30% of any payments of principal, premium, if any, and interest, including original issue discount, on your debenture.

      Any amount withheld from a payment to you under the backup withholding rules will be allowed as a refund or credit against your U.S. federal income tax liability, so long as the required information is provided to the IRS. We generally will report to you and to the IRS the amount of any reportable payments made on the debentures for each calendar year and the amount of tax withheld, if any, relating to these payments. We will report annually to the IRS and to you the amount of original issue discount accrued on your debentures for the calendar year.

      Treasury regulations that generally are effective for payments made after December 31, 2000, subject to transition rules, will generally expand the circumstances under which information reporting and backup withholding may apply. You should consult your tax advisors regarding the application of the information reporting and backup withholding rules, including these Treasury regulations.

Tax-Exempt Persons

      Qualified pension or profit sharing plans and various other entities may exclude interest from the calculation of unrelated business taxable income, unless those persons’ debt obligations are subject to acquisition indebtedness. Acquisition indebtedness includes debt incurred to acquire debt obligations, like the debentures. Thus, except to the extent that a tax-exempt person acquires debentures subject to acquisition indebtedness, we expect that these persons may exclude interest paid or accrued with regard to the debentures from the calculation of unrelated business taxable income.

PLAN OF DISTRIBUTION

      The debentures are being offered to the public on a continuing best efforts basis through Metropolitan Investment Securities, Inc. (“MIS”), which is one of our affiliates. Accordingly, the offering has not received the independent selling agent review customarily made when an unaffiliated selling agent offers securities. No commission or other expense of the offering will be paid by the purchasers of the debentures. We will, however, pay a commission on most debenture purchases up to a maximum amount of 6% of the debenture price, generally depending on the term of the debenture and whether or not the transaction is a reinvestment or new purchase. For clients that retain an investment advisor and pay management fees to that advisor, no commissions will be paid on those sales. Instead of receiving commissions on these sales, the debentures issued through investment advisors with clients paying advisory fees may have an annual rate, of up to ..50% per annum in addition to the annual rates specified on the cover page of this prospectus, except for specified maturity debentures which will have the interest rate specified on the cover page in all cases. We may sell specified maturity debentures at a discount to or at a premium to their face amount due at maturity. If we sell specified maturity debentures at a price other than their face amount due at maturity, we will provide you a pricing supplement disclosing your actual purchase price.

      Debentures are offered only for cash. MIS will transmit funds it receives directly to Metropolitan by noon of the next business day after receipt. During the fiscal year ended September 30, 2002, MIS received commissions of approximately $5.4 million from us on sales of approximately $92.9 million of our debt securities and approximately $32.7 million of our preferred stock. During the three months ended December 31, 2002, MIS received commissions of approximately $1.4 million from us on sales of approximately $20.6 million of our debt securities and approximately $8.5 million of our preferred stock.

      The debentures will be marketed through MIS’s independent registered representative sales force. These registered representatives are located primarily in the Pacific Northwest. Sales are conducted primarily with existing customers of the registered representatives. However, some new account solicitation is conducted through tombstone announcements in newspapers throughout the U.S. MIS also anticipates marketing the debentures to large institutional investors. Our management does not participate in the marketing or sales of the debentures.

      MIS is a member of the National Association of Securities Dealers, Inc. Due to the affiliation of Metropolitan and MIS, Rule 2720 of the NASD Conduct Rules requires, in part, that a qualified independent underwriter be engaged to make a recommendation regarding the interest rates to be paid on the debentures offered by this prospectus. Accordingly, MIS has obtained a letter from Roth Capital Partners, LLC, an NASD member, stating that the interest rates and accretion rates on the debentures, using a formula tied to corresponding interest rates paid by the U.S. Treasury and regional financial institutions, are consistent with Roth’s recommendations, which were based on conditions and circumstances existing as of the date of this prospectus. We undertake to maintain the interest rates and accretion rates on debentures no lower than those recommended by Roth based on the formula. Therefore, the yield at which the debentures will be distributed will be no lower than that recommended by Roth. Roth has assumed the responsibilities of acting as the qualified independent underwriter in pricing the offering and conducting due diligence. For performing its functions as a qualified independent underwriter with respect to the debentures offered in this prospectus, Roth will receive $60,000 in fees plus reimbursement of expenses actually incurred in an amount not to exceed $10,000.

      Roth also acts as a qualified independent underwriter for our other securities offerings and securities offerings of our affiliates for which Roth receives similar fees.

      We have agreed to indemnify Roth against, or make contributions with respect to, liabilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 resulting from any misstatement made in this prospectus, except if such liability is a direct result of Roth’s negligence, bad faith or willful misfeasance.

      There is not now, and we do not expect that there will be in the future, public trading market for the debentures. MIS does not intend to make a market for the debentures. See “RISK FACTORS.”

      MIS may enter into selected dealer agreements with and reallow to dealers, who are members of the NASD, and some foreign dealers who are not eligible for membership in the NASD, a commission of up to 6% of the principal amount of debentures sold by these dealers.

      Sales of debentures will not be made in discretionary accounts without the prior specific written approval of the customer. In addition, sales will only be made in compliance with the suitability standards listed in Rule 2720 of the NASD Conduct Rules.

LEGAL MATTERS

      The legality of the debentures being offered by this prospectus was passed upon for Metropolitan by the law firm of Kutak Rock LLP, Denver, Colorado.

EXPERTS

      The consolidated financial statements and schedules of Metropolitan Mortgage & Securities Co., Inc. at September 30, 2002 and 2001, and for the years then ended, appearing in Metropolitan Mortgage & Securities Co., Inc.’s Annual Report (Form 10-K) for the year ended September 30, 2002, have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon included therein and incorporated herein by reference. Such consolidated financial statements and schedules are incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

      The consolidated financial statements of Metropolitan Mortgage & Securities Co., Inc. for the year ended September 30, 2000, incorporated by reference in this prospectus by reference to Metropolitan Mortgage & Securities Co., Inc.’s Annual Report on Form 10-K for the year ended September 30, 2002, have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

AVAILABLE INFORMATION

      We are subject to the informational requirements of the Securities Exchange Act and, in compliance with this act, file periodic reports and other information with the SEC. These reports and the other information we file with the SEC can be inspected and copied at the public reference facilities maintained by the SEC in Washington, D.C. at 450 Fifth Street, N.W., Washington, D.C. 20549 and at some of its regional offices which are located in the Chicago Regional Office, CitiCorp Center, 500 West Madison Street, Suite 1400, Chicago, IL 60661-2511. The SEC’s telephone number is (800) SEC-0330. In addition, the SEC maintains a World Wide Web site that contains reports, proxy statements and other information regarding registrants like Metropolitan that file electronically with the SEC at the following Internet address: (http://www.sec.gov). The SEC’s telephone number is (800) SEC-0330.

      We have filed with the SEC in Washington, D.C. a registration statement on Form S-2 under the Securities Act with respect to the debentures offered by this prospectus. This prospectus does not contain all of the information contained in the registration statement, as permitted by the rules and regulations of the SEC.

INCORPORATION OF DOCUMENTS BY REFERENCE

      The following documents filed with the SEC are incorporated in this prospectus by reference:

Annual Report on Form 10-K of Metropolitan for the fiscal year ended September 30, 2002.

Quarterly Report on Form 10-Q of Metropolitan for the fiscal quarter ended December 31, 2002.

      Our Commission file number is 1-15595.

      Any statement contained in a document incorporated or deemed to be incorporated by reference in this prospectus shall be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained in this prospectus modifies or supersedes that statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

      Metropolitan will provide without charge to each person, including to whom a prospectus is delivered, upon written or oral request of that person, a copy of any and all of the information that has been referenced in this prospectus other than exhibits to these documents. Requests for these copies should be directed to Corporate Secretary, Metropolitan Mortgage & Securities Co., Inc., P.O. Box 2162, Spokane, Washington 99210-2162, telephone number (509) 838-3111.

METROPOLITAN MORTGAGE &

SECURITIES CO., INC.

Up to $150,000,000 Investment Debentures,

Series III and Series III-A

PROSPECTUS

               , 2003

Metropolitan Investment Securities, Inc.

PART II

Information Not Required in Prospectus

Item 14.	Other Expenses of Issuance and Distribution

SEC Registration Fee	$12,135
NASD Filing Fee	15,500
Independent Underwriter Fee and Expenses	60,000
Accounting Fees and Expenses(1)	20,000
Legal Fees and Disbursements(1)	40,000
Trustee’s Fees and Expenses(1)	10,000
Printing Expenses(1)	30,000
Miscellaneous Expenses(1)	1,365

Total Expenses	$189,000

(1)	Estimated

Item 15.	Indemnification of Directors and Officers

      Metropolitan has no contractual or other arrangement with its controlling persons, directors or officers regarding indemnification, other than as set forth in its Articles of Incorporation. Metropolitan’s Articles of Incorporation permits indemnification of a director, officer or employee up to the indemnification limits permitted by Washington state law which permits indemnification for judgments, fines and amounts paid in settlement actually and reasonably incurred in connection with an action, suit or proceeding if the indemnified person acted in good faith and in a manner reasonably believed to be in and not opposed to the best interests of the corporation.

Item 16.     Exhibits

      (a) Exhibits

1.1	Form of Selling Agreement between Metropolitan and Metropolitan Investment Securities, Inc. (incorporated by reference to exhibit 1(a) to Registration No. 333-43889, filed January 8, 1998).
1.2	Form of Agreement to Act as “Qualified Independent Underwriter,” between Metropolitan, Metropolitan Investment Securities, Inc. and Roth Capital Partners, LLC.
1.3	Form of Pricing Recommendation Letter of Roth Capital Partners, LLC.
4.1	Indenture, dated as of July 6, 1979, between Metropolitan and Seattle-First National Bank, Trustee (incorporated by reference to Exhibit 4.02 to Metropolitan’s Annual Report on Form 10-K, filed December 31, 2001).
4.2	First Supplemental Indenture, dated as of October 3, 1980, between Metropolitan and Seattle-First National Bank, Trustee (incorporated by reference to Exhibit 4.03 to Metropolitan’s Annual Report on Form 10-K, filed December 31, 2001).
4.3	Second Supplemental Indenture, dated as of November 12, 1984, between Metropolitan and Seattle-First National Bank, Trustee (incorporated by reference to Exhibit 4(d) to Registration No. 2-95146)
4.4	Third Supplemental Indenture, dated as of December 31, 1997, between Metropolitan and First Trust National Association, successor Trustee (incorporated by reference to Exhibit 4(d) to Metropolitan’s Annual Report on Form 10-K filed January 8, 1998).

4.5	Fourth Supplemental Indenture between Metropolitan and U.S. Bank Trust National Association, dated as of February 28, 2001 (incorporated by reference to Exhibit 4.05 to Metropolitan’s Registration Statement on Form S-2, Registration No. 333-55984, filed April 6, 2001).
5.1	Opinion of Kutak Rock LLP as to the validity of the debentures.
10.1	Form of Reinsurance Agreement between Western United and Old Standard (incorporated by reference to Exhibit 10(d) to Metropolitan’s Annual Report on Form 10-K for fiscal 1998).
10.2	Servicing Rights Purchase Agreement among Ocwen Federal Bank FSB, Metropolitan and various sellers named therein, dated as of April 1, 2001 (incorporated by reference to Exhibit 10.02 to Metropolitan’s Annual Report on Form 10-K filed December 31, 2001).
10.3	Amendment No. 1 to Servicing Rights Purchase Agreement among Ocwen Federal Bank FSB, Metropolitan and various sellers named therein, dated as of May 11, 2001 (incorporated by reference to Exhibit 10.03 to Metropolitan’s Annual Report on Form 10-K filed December 31, 2001).
10.4	Servicing Agreement among Ocwen Federal Bank FSB, Metropolitan and various owners named therein, dated as of April 1, 2001 (incorporated by reference to Exhibit 10.04 to Metropolitan’s Annual Report on Form 10-K filed December 31, 2001).
10.5	Flow Subservicing Agreement among Ocwen Federal Bank FSB, Metropolitan and various owners named therein, dated as of September 1, 2001 (incorporated by reference to Exhibit 10.05 to Metropolitan’s Annual Report on Form 10-K filed December 31, 2001).
12.1	Statement of computation of ratio of earnings to fixed charges and preferred stock dividends.
23.1	Consent of Ernst & Young LLP, Independent Auditors.
23.2	Consent of PricewaterhouseCoopers LLP, Independent Auditors.
23.3	Consent of Kutak Rock LLP (included in Exhibit 5.01).
24.1	The Power of Attorney, included on Page II-4 of the Registration Statement, is incorporated herein by reference.
25.01	Statement of eligibility of trustee (incorporated by reference to Exhibit 25.01 to Metropolitan’s Registration Statement on Form S-2, Registration No. 333-55984, filed April 6, 2001).

Item 17.     Undertakings

(a)	The undersigned registrant hereby undertakes:

(1)	To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)	To include any prospectus required by section 10(a)(3) of the Securities Act of 1933, as amended (the “Act”);

(ii)	To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement;

(iii)	To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

(2)	That, for the purpose of determining any liability under the Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(b)	Insofar as indemnification for liabilities arising under the Act may be permitted to directors, officers, and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer, or controlling persons of the Registrant in the successful defense of any action, suit, or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

(c)	The undersigned registrant hereby undertakes that:

(1)	For the purpose of determining any liability under the Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2)	For the purpose of determining any liability under the Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

      Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-2 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Spokane, State of Washington, on this 26th day of March, 2003.

METROPOLITAN MORTGAGE &
SECURITIES CO., INC.

/s/ C. Paul Sandifur, Jr.

C. Paul Sandifur, Jr., President

POWER OF ATTORNEY

      KNOW ALL MEN BY THESE PRESENTS, that the undersigned, whose signatures appear below, hereby constitute and appoint C. Paul Sandifur, Jr. their true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for them and in their name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement, and to file the same, with exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done, as full and to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

      Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ C. PAUL SANDIFUR, JR. C. Paul Sandifur, Jr.	President, Chief Executive Officer and Chairman of the Board	March 26, 2003

/s/ ROBERT A. NESS Robert A. Ness	Controller (Principal Financial Officer)	March 26, 2003

/s/ REUEL SWANSON Reuel Swanson	Secretary and Director	March 26, 2003

/s/ GARY BRAJCICH Gary Brajcich	Director	March 26, 2003

Harold Erfurth	Director	March 26, 2003

Irv Marcus	Director	March 26, 2003

/s/ SAMUEL SMITH Samuel Smith	Director	March 26, 2003

Signature	Title	Date

/s/ WILLIAM D. SNIDER William D. Snider	Director	March 26, 2003

/s/ JOHN T. TRIMBLE John T. Trimble	Director	March 26, 2003

INDEX TO EXHIBITS

Exhibit
Number	Description

1.1	Form of Selling Agreement between Metropolitan and Metropolitan Investment Securities, Inc. (incorporated by reference to exhibit 1(a) to Registration No. 333-43889, filed January 8, 1998).
1.2	Form of Agreement to Act as “Qualified Independent Underwriter,” between Metropolitan, Metropolitan Investment Securities, Inc. and Roth Capital Partners, LLC.
1.3	Form of Pricing Recommendation Letter of Roth Capital Partners, LLC.
4.1	Indenture, dated as of July 6, 1979, between Metropolitan and Seattle-First National Bank, Trustee (incorporated by reference to Exhibit 4.02 to Metropolitan’s Annual Report on Form 10-K, filed December 31, 2001).
4.2	First Supplemental Indenture, dated as of October 3, 1980, between Metropolitan and Seattle-First National Bank, Trustee (incorporated by reference to Exhibit 4.03 to Metropolitan’s Annual Report on Form 10-K, filed December 31, 2001).
4.3	Second Supplemental Indenture, dated as of November 12, 1984, between Metropolitan and Seattle-First National Bank, Trustee (incorporated by reference to Exhibit 4(d) to Registration No. 2-95146)
4.4	Third Supplemental Indenture, dated as of December 31, 1997, between Metropolitan and First Trust National Association, successor Trustee (incorporated by reference to Exhibit 4(d) to Metropolitan’s Annual Report on Form 10-K filed January 8, 1998).
4.5	Fourth Supplemental Indenture between Metropolitan and U.S. Bank Trust National Association, dated as of February 28, 2001 (incorporated by reference to Exhibit 4.05 to Metropolitan’s Registration Statement on Form S-2, Registration No. 333-55984, filed April 6, 2001).
5.1	Opinion of Kutak Rock LLP as to the validity of the debentures.
10.1	Form of Reinsurance Agreement between Western United and Old Standard (incorporated by reference to Exhibit 10(d) to Metropolitan’s Annual Report on Form 10-K for fiscal 1998).
10.2	Servicing Rights Purchase Agreement among Ocwen Federal Bank FSB, Metropolitan and various sellers named therein, dated as of April 1, 2001 (incorporated by reference to Exhibit 10.02 to Metropolitan’s Annual Report on Form 10-K filed December 31, 2001).
10.3	Amendment No. 1 to Servicing Rights Purchase Agreement among Ocwen Federal Bank FSB, Metropolitan and various sellers named therein, dated as of May 11, 2001 (incorporated by reference to Exhibit 10.03 to Metropolitan’s Annual Report on Form 10-K filed December 31, 2001).
10.4	Servicing Agreement among Ocwen Federal Bank FSB, Metropolitan and various owners named therein, dated as of April 1, 2001 (incorporated by reference to Exhibit 10.04 to Metropolitan’s Annual Report on Form 10-K filed December 31, 2001).
10.5	Flow Subservicing Agreement among Ocwen Federal Bank FSB, Metropolitan and various owners named therein, dated as of September 1, 2001 (incorporated by reference to Exhibit 10.05 to Metropolitan’s Annual Report on Form 10-K filed December 31, 2001).
12.1	Statement of computation of ratio of earnings to fixed charges and preferred stock dividends.
23.1	Consent of Ernst & Young LLP, Independent Auditors.
23.2	Consent of PricewaterhouseCoopers LLP, Independent Auditors.
23.3	Consent of Kutak Rock LLP (included in Exhibit 5.01).
24.1	The Power of Attorney, included on Page II-4 of the Registration Statement, is incorporated herein by reference.
25.01	Statement of eligibility of trustee (incorporated by reference to Exhibit 25.01 to Metropolitan’s Registration Statement on Form S-2, Registration No. 333-55984, filed April 6, 2001).